Exhibit 99.1

Dollar Tree Provides Mid-Quarter Business Update

CHESAPEAKE, Va. - January 4, 2007 - Dollar Tree Stores, Inc. (NASDAQ: DLTR), the nation's largest $1.00 discount variety store chain, provided its Mid-Quarter Business Update on a pre-recorded message by Kent Kleeberger, Dollar Tree's Chief Financial Officer.

Mr. Kleeberger stated that, as of January 4, 2007, fourth quarter sales for fiscal year 2006 may be characterized as near the upper end of the Company's previously announced sales guidance of $1.28 to $1.31 billion. As a reminder, these results include an extra week in fiscal January, commensurate with the 53-week retail calendar for fiscal 2006.

Interested parties may dial 757-321-5873 for the Company's pre-recorded message.

The Company's official sales release for fourth quarter is scheduled for Thursday, February 8, 2007, before market opening.

Dollar Tree Stores is the nation's largest $1.00 discount variety store chain. As of January 4, 2007, Dollar Tree operated 3,232 stores in 48 states, compared to 2,923 stores in 48 states at January 5, 2006.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS: This press release contains "forward -looking statements" as that term is used in the Private Securities Litigation Reform Act of 1995. Forward - looking statements address future events, developments or results and typically use words such as believe, anticipate, expect, intend, plan, forecast, outlook, or estimate. For example, our forward - looking statements include statements regarding our expectations for fourth-quarter 2006 sales. For a discussion of the risks, uncertainties and assumptions that could affect our future events, developments or results, you should carefully review the "Risk Factors," "Business," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections in our Annual Report on Form 10 - K filed April 12, 2006 and our Quarterly Report on Form 10-Q filed December 6, 2006. In light of these risks and uncertainties, the future events, developments or results described by our forward - looking statements in this document could turn out to be materially and adversely different from those we discuss or imply. We are not obligated to release publicly any revisions to any forward - looking statements contained in this press release to reflect events or circumstances occurring after the date of this report and you should not expect us to do so.

CONTACT: Dollar Tree Stores, Inc., Chesapeake
            Timothy J. Reid
            757-321-5284
            www.DollarTree.com

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